EXHIBIT 99.1

Fury Commences 2023 Drill Program at the Eau Claire Deposit

VANCOUVER, Canada – April 13, 2023 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the 2023 exploration drilling program has commenced at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2023 drilling program will comprise 10,000 – 15,000 metres (m) focused on the Western Hinge, Gap Zone, and North Limb targets to build on the success of the 2021 and 2022 drilling (Figure 1). Drilling will initially focus on the Western Hinge Target as the Company looks to continue to expand the high-grade Eau Claire gold deposit. Drilling at the Percival Prospect will commence later in Q2 2023.

“We are excited to resume drilling early this year in Quebec where we will follow up on last year’s drilling successes. A lot of learning has gone into this upcoming drill program at Eau Claire, and we are hoping to reap the benefits of our technical team’s refined targeting approach at the Hinge, Gap Zone, and North Limb targets to further demonstrate the potential for considerable expansion at the resource,” commented Tim Clark, CEO of Fury.

Western Hinge Target

Drilling by Fury at the Hinge Target has resulted in a greater than 25% increase to the known footprint of high-grade gold mineralization at the Eau Claire Deposit. The Hinge target remains open down plunge to the west as well as both up and down dip allowing for a further significant increase to the mineralized footprint through the 2023 drilling campaign. The hinge is interpreted to extend approximately one kilometre to the west with only 450m explored to date. In addition, the presence of multiple stacked mineralized veins demonstrates the potential of the Hinge Target to meaningfully expand the deposit.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

1

Figure 1: Western Hinge Target at Eau Claire with proposed 2023 drilling in relation to 2022 drill highlights and the Historical 850 zone mineralization.

Gap Zone

Fury’s focus on the importance of the stratigraphic controls on the Eau Claire deposit mineralization highlighted the “Gap Zone” as an unexplored potential target to further expand the Eau Claire resource. The 2022 drilling targeted a 450m-by-450m area that was previously undrilled and yielded positive results of 1m at 45 g/t gold and 1m of 5.55 g/t gold from drill hole 22EC-058 extending mineralization by 150m to the west and 315m down dip from the limits of the currently defined resource. Fury plans to conduct additional drilling within the Gap Zone this year to evaluate the potential for resource expansion.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

2

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

3